SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                 Information to be included in Statements filed
                     pursuant to Rule 13d-1(b), (c) AND (d)

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                         Human Pheromone Sciences, Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    296022106
                                 (CUSIP Number)

                                 January 7, 2004
             (Date of event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

                                                                                                  Page 2 of 8
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Harvey A. Wall
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                        (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        USA
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         99,500 (1)
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               244,600 (1)
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               99,500 (1)
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER (1)

                               244,600
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         244,600
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.07% (2)
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         IN
-------- ----------------------------------------------------------------------------------------------------

------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Faith Paige Wall
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        USA
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         145,100 (1)
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               244,600 (1)
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               145,100 (1)
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               244,600 (1)
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         244,600
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.07% (2)
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         IN
-------- ----------------------------------------------------------------------------------------------------

(1) Harvey A. Wall beneficially owns an aggregate of 99,500 shares of Common Stock. Faith Paige Wall beneficially owns an aggregate of 145,100 shares of Common Stock. Harvey A. Wall, by virtue of being the father of Faith Paige Wall, may be deemed to be the beneficial owner of the 145,100 shares owned by Faith Paige Wall. Mr. Wall disclaims beneficial ownership of the shares owned by Ms. Wall. Faith Paige Wall, by virtue of being the daughter of Harvey A. Wall, may be deemed to be the beneficial owner of the 99,500 shares owned by Harvey A. Wall. Ms. Wall disclaims beneficial ownership of the shares owned by Mr. Wall.

(2) Based upon 4,027,616 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003.

Item 1(a).          Name of Issuer.

                    Human Pheromone Sciences, Inc. ("EROX")

Item 1(b).          Address of Issuer's Principal Executive Offices.

                    The address of the principal executive offices of the Company is 84 W. Santa Clara Street, Suite 720, San Jose CA 95113.

Item 2(a).          Names of Person Filing.

                    (i) Harvey A. Wall ("HAW") (ii) Faith Paige Wall ("FPW")


Item 2(b).          Address of Principal Business Office, or if none, Residence.

                    As to HAW:
                    420 Madison Avenue
                    10th floor
                    New York, NY 10017

                    As to FPW:
                    228 Manhattan Beach Blvd.
                    Manhattan Beach, CA 90266

Item 2(c).          Citizenship.

                    As to HAW:     USA
                    As to FPW:      USA

Item 2(d).          Title of Class of Securities.

                    Common Stock

Item 2(e).          CUSIP Number.

                    296022106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. HAW beneficially owns 99,500 shares of Common Stock. FPW beneficially owns 145,100 shares of Common Stock. HAW, by virtue of being the father of FPW, may be deemed to be the beneficial owner of the 145,100 shares owned by FPW. HAW disclaims beneficial ownership of the shares owned by FPW. FPW, by virtue of being the daughter of HAW, may be deemed to be the beneficial owner of the 99,500 shares owned by HAW. FPW disclaims beneficial ownership of the shares owned by HAW.

         Accordingly, for the purposes of this Statement:

         (i) HAW is reporting that it he has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 99,500 shares of Common Stock beneficially owned by him; and

         (ii) FPW is reporting that she has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 141,500 shares of Common Stock beneficially owned by her; and

         (iii) HAW and FPW are reporting that they may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock owned by the other by virtue of their familial relationship, however, each disclaims beneficial ownership of the shares owned by the other.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004


/s/ Harvey A. Wall
---------------------------
Harvey A. Wall


/s/ Faith Paige Wall
---------------------------
Faith Paige Wall

Exhibit Index
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99.1     Agreement of Joint Filing - Filed herewith